ADMINISTRATIVE SERVICES AGREEMENT

Dated as of May 17, 2023

This Administrative Services Agreement (this "***Agreement***"), dated as of the date first set forth above (the "***Effective Date***") is entered into by and between Noyack Capital LLC, a New York limited liability company (the "***Administrator***"), and Noyack Fine Art I, LLC, a Delaware limited liability company (the "***Issuer***"). Each party hereto may be referred to herein individually as a "***Party***" and all parties may be referred to together as the "***Parties***." Capitalized terms not otherwise defined herein shall have the meanings given such terms in the Limited Liability Company Agreement of Noyack Fine Art I, LLC, dated as of May 17, 2023.

R E C I T A L S:

WHEREAS, as of the Effective Date, the Issuer intends to acquire the Portfolio as described in a confidential private placement memorandum and any public offering circular filed with the U.S. Securities and Exchange Commission (the "***SEC***") relating to an offering of Class A Units (the "***Offering***");

WHEREAS, the Issuer desires that the Administrator provide the Issuer with routine operational, administrative, management, advisory, consulting and other services with respect to its operations ("***Entity-Level Services***"), and the Administrator desires to render such Entity-Level Services to the Issuer, on the terms and conditions set forth in this Agreement;

WHEREAS, the Issuer desires that the Administrator provide the Issuer with routine services relating to the Portfolio ("***Portfolio-Level Services***"), and the Administrator desires to render such Portfolio-Level Services, on the terms and conditions set forth in this Agreement; and

WHEREAS, the Issuer desires that the Administrator provide transactional, extraordinary and non-routine services ("***Non-Routine Services***") and the Administrator desires to render such Non-Routine Services, as needed, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. **Services**.

(a) *Provision of Services by the Administrator*. The Administrator shall directly, or indirectly through one or more Affiliates (as defined below) or third parties as described in Section 1(b), engage and maintain personnel for the purpose of providing the following services (collectively, the "***Services***") to the Issuer:

(i) Portfolio-Level Services for the Issuer, including:

(A) custodial and storage services for the Portfolio;

(B) maintaining asset-level insurance requirements for the Portfolio;

(C) managing transport for the Portfolio in the ordinary course of business, including the display and exhibition thereof;

(D) research, conservation, restoration (as deemed necessary by the Administrator), and framing services;

(E) appraisal and valuation services; and

(F) other services deemed necessary or appropriate by the Administrator it its discretion to maintain the Portfolio.

(ii) Entity-Level Services for the Issuer, including:

(A) oversight and management of banking activities;

(B) management of preparation and filing any federal or state securities and other corporate filings;

(C) financial, accounting and bookkeeping services, including retention of an auditor for the Issuer, if applicable;

(D) record-keeping, unitholder registrar and regulatory compliance;

(E) tax reporting services;

(F) bill payment;

(G) selecting and negotiating insurance coverage for the Issuer, including operational errors and omissions coverage and directors' and officers' coverage;

(H) maintain the Issuer's Unit ledger and coordinating activities of the Issuer's transfer agent, escrow agent and related parties, if any; and

(I) software services.

(iii) Non-Routine Services for the Issuer, including:

(A) legal and professional transactional services;

(B) negotiation of terms of potential sale of all or any portion of the Portfolio or the Issuer and the execution thereof;

(C) obtaining appraisals and statements of condition in connection with a sale transaction relating to the Portfolio;

(D) other transaction-related services, costs, payments and expenditures relating to the Portfolio or the Issuer;

(E) administrative services in connection with liquidation or winding up of the Issuer;

(F) managing litigation, judicial proceedings or arbitration, including the defense and/or settlement of any claims (regardless of whether or not the Issuer is named as a defendant or party in any such claim); and

(G) other non-routine or extraordinary services.

(b) *Provision of Services by Third Parties*. The Administrator shall, to the extent it determines that it would be advisable in connection with or incidental to the activities contemplated hereby, arrange for and coordinate the services of other professionals, experts and consultants to provide any or all of the Services.

(c) *Independent Contractor*; *Authority*. Notwithstanding the Services provided by the Administrator pursuant to this Agreement, the Administrator shall be deemed to be an independent contractor with respect to the Services. The management, policies and operations of the Issuer (including the ultimate approval of the making or disposition of the Portfolio by the Issuer and the terms and conditions thereof) shall be the responsibility of the Issuer.

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(d) *Obligations of Administrator Not Exclusive*. The obligations of the Administrator to the Issuer are not exclusive. The Administrator may, in its discretion, render the same or similar services as rendered to the Issuer to any Person or Persons whose business may be in direct or indirect competition with the Issuer, including other Affiliates of the Administrator.

(e) *Definitions*. For purposes hereof:

(i) "***Affiliate***" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, for the purposes of this definition, the term "controls," "is controlled by" or "under common control with" means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(ii) "***Person***" means an individual, a corporation, and a company, a voluntary association, a partnership, a joint venture, a limited liability company, a trust, an estate, an unincorporated organization, a Governmental Authority or other entity.

(iii) "***Governmental Authority***" means the government of any nation, state, territory, city, locality or other political subdivision thereof, any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, quasi-governmental authority, self-regulatory organization, commission, tribunal, agency or any political or other subdivision, department, board, bureau, or branch or official of any of the foregoing.

(f) *Additional Services*. Nothing herein shall prevent the Administrator from providing additional services not otherwise set forth herein, and any such additional Services shall be deemed to be included in Section 1(a)(iii).

2. **Other Related Activities**.

(a) The Administrator and Affiliates thereof shall have the right to engage in the following activities (subject to compliance with laws and intellectual property rights of third parties):

(i) Rights to commercialize the Portfolio for the duration of the operations of the Issuer;

(ii) The right to perpetually offer the Portfolio for sale, display and exhibition rights;

(iii) The right to lend the Portfolio to museums, galleries, private entities, individuals and the like;

(iv) The right to lease the Portfolio to companies, private entities and individuals; and

(v) The right to offer perquisites to owners of Units, subject to compliance with applicable laws, including, without limitation, certain display rights with respect to some of the Portfolio, and the costs of which will be paid by the Administrator.

(b) The Administrator shall bear any incremental third-party costs associated with such activities related to the activities set forth in this Section 2 and in the event that any revenues are generated from such other activities, the Administrator may retain such revenues.

3. **Compensation and Expenses; Covenant**.

(a) The Issuer shall pay the Administrator, as compensation for the Services described in Section 1 hereof, the following fees and expense reimbursements:

(i) The Administrator will be entitled to receive an annual asset management fee (the ***"Fee"***) equal to 2.0% of the value of the total Class A Units outstanding per annum, issued on a quarterly basis in arrears, commencing on the date of the initial closing of the Offering. The Fee is payable, at the sole option of the Administrator, in Units (valued at the then current transaction price) or cash (funded by proceeds from the Offering). There is no overall limit on the number of Units that may be issued to pay the Fee;

(ii) The Issuer also will pay directly or reimburse the Administrator, as the case may be, for all costs and expenses of the Issuer's operations, including, without limitation, all organization and offering expenses, expenses associated with the acquisition, maintenance and disposition of some or all of the Portfolio, and legal and accounting fees. These expenses will be paid from the Issuer's working capital, which will include proceeds from the Offering, operating revenues, and proceeds from the sale of some or all of the Portfolio; and

(iii) The Administrator will be entitled to receive 15% of the profit, if any, earned by the Issuer upon the sale of the Portfolio or the sale of any individual piece of fine art if the Administrator determines to distribute the proceeds of such individual sale to the members of the Issuer. The Administrator may determine to sell all or any part of the Portfolio without engaging a third-party intermediary, in which event, the Administrator would charge the buyer(s) of the Portfolio a reasonable fee not to exceed the lowest published buyer's premium charged by Sotheby's, Christie's or Phillips in effect at such time.

(b) The issuance of Class A Units shall be earned ratably on the basis of a 360-day year comprised of twelve (12), thirty-day (30-day) months. If and when the Portfolio is sold, the Class A shares actually earned by the Administrator (based on the number of days elapsed between the Effective Date and the date to and excluding the date of consummation of the sale of the Portfolio) and the number of Class A Units actually received by the Administrator and any excess Class A Units received by the Administrator, if any, shall be refunded to the Issuer, as applicable, and any shortfall payable or issuable to the Administrator shall be issued to the Administrator on or immediately prior to the sale of the Portfolio.

(c) In addition to the Fee described in Section 3(a)(i) and the expense reimbursements described in Section 3(a)(ii), in connection with the provision of the Non-Routine Services, the Issuer shall reimburse the Administrator for all out-of-pocket costs, expenses and payments incurred or made by the Administrator in connection with such Non-Routine Services, provided the reimbursement obligation shall be suspended (without interest or penalty) until all or any part of the Portfolio is sold. Reimbursement for Non-Routine Services shall be reimbursed by the Issuer out of the proceeds from a sale of some or all of the Portfolio.

4. **Indemnification**.

(a) *Indemnification of Protected Persons.* To the fullest extent permitted by law, the Issuer shall indemnify, hold harmless, protect and defend the Administrator, its Affiliates, any officer, manager, board member, employee or any direct or indirect partner, member or shareholder of the Administrator, any Person who serves at the request of the Administrator on behalf of any of the Issuer as an officer, director, partner, member, manager, board member, shareholder or employee of any other Person, and any Person who was, at the time of the act or omission in question, such a Person (each, a "***Protected Person***") against any losses, claims, damages or liabilities, including legal fees, costs and expenses incurred in investigating or defending against any such losses, claims, damages or liabilities or in enforcing the Protected Person's right to indemnification under this Agreement (collectively, "***Liabilities***"), to which any Protected Person may become subject (i) by reason of any act or omission or alleged act or omission (even if negligent) arising out of or in connection with the activities of such Party or (ii) by reason of the fact that it is or was acting in connection with the activities of the Issuer in any capacity or that it is or was serving at the request of the Issuer as a partner, member, shareholder, director, officer, employee or agent of any Person, unless, in each case, such Liability results from such Protected Person's own actual fraud, gross negligence, willful misconduct, bad faith, breach

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of fiduciary duty, reckless disregard of duty or any material breach of this Agreement or conduct that is subject of a criminal proceeding (where such Protected Person has reasonable cause to believe that such conduct was unlawful). The termination of any proceeding by settlement, judgment, order, conviction, or upon a plea of *nolo contendere* or its equivalent shall not, by itself, create a presumption that such Protected Person's conduct constituted actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or any material breach of this Agreement or the commission of a crime, except a judgment, order or conviction that expressly provides that such Protected Person's conduct constituted actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or any material breach of this Agreement or the commission of a crime.

(b) *Reimbursement of Expenses*. The Issuer shall promptly reimburse (and/or advance to the extent reasonably required) each Protected Person for reasonable legal or other expenses (as incurred) of such Protected Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Liabilities for which the Protected Person may be indemnified pursuant to this Section 4, provided that such Protected Person executes a written undertaking to repay the Issuer for such reimbursed or advanced expenses if it is finally judicially determined that such Protected Person is not entitled to the indemnification provided by this Section 4. In any action, suit or proceeding against Protected Persons, such Protected Persons shall jointly employ, at the expense of the Issuer, counsel of the Protected Persons' choice, which counsel shall be reasonably satisfactory to the Issuer, in such action, suit or proceeding; provided that if retention of joint counsel by such Protected Persons would create a conflict of interest, each Protected Person whose participation in such joint representation would cause such a conflict shall have the right to employ, at the expense of the Issuer, separate counsel of the respective Protected Person's choice, which counsel shall be reasonably satisfactory to the Issuer in such action, suit or proceeding; provided, however, that if any indemnitor shall acknowledge in writing its liability to the Protected Person for any action, suit or proceeding brought by a third party in connection with which any Protected Person is seeking indemnification, then such indemnitor shall be entitled to select the counsel to defend such action, suit or proceeding, subject to the approval of the Protected Person, which approval shall not be unreasonably withheld.

(c) *Survival of Protection*. The provisions of this Section 4 shall continue to afford protection to each Protected Person regardless of whether such Protected Person remains in the position or capacity pursuant to which such Protected Person became entitled to indemnification under this Section 4 and regardless of any subsequent amendment to this Agreement; provided, that no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(d) *Recovery*. Each Protected Person shall use its reasonable efforts to pursue other third-party sources of indemnification in respect of any Liabilities for which it or any Protected Person may require indemnification in accordance with this Section 4. If any Protected Person recovers any amounts in respect of any Liabilities from insurance coverage or any third-party source, then such Protected Person shall, to the extent that such recovery is duplicative, reimburse the Issuer for any amounts previously paid to it by the Issuer in respect of such Liabilities.

(e) *Survival*. The rights of indemnification provided in this Section 4 will be in addition to any rights to which a Protected Person might otherwise be entitled by contract or as a matter of law and shall extend to each of such Protected Person's heirs, successors and assigns. The provisions of this Section 4 shall survive the termination of this Agreement.

(f) *Exceptions to Indemnification*. Notwithstanding anything to the contrary contained herein, the Issuer's obligations under Section 4(a) (*Indemnification of Protected Persons*) and Section 4(b) (*Reimbursement of Expenses*) shall not apply to any actions, suits or proceedings in which one or more officers, directors, partners, members or employees of the Administrator are making claims against the Administrator or one or more other officers, directors, partners, members or employees of the Administrator.

5. **Assignment**. Any assignment of this Agreement by a Party shall require the approval of the other Party.

6. **Term and Termination**.

(a) This Agreement shall terminate upon the first to occur of (i) the dissolution of the Issuer; (ii) upon notice of termination from the Administrator that the Administrator desires to withdraw as the administrator of the Issuer and of the Portfolio, which the Administrator may give at any time in the event that the Administrator determines that

it desires to cease providing services of the type as set forth herein to any Person, and provided that the Administrator does so cease providing such services thereunder; and (iii) on the joint agreement of the Parties.

(b) In addition to the termination provisions as set forth in Section 6(a), the Issuer may terminate this Agreement at any time upon any of the following:

(i) the commission by the Administrator or any of its executive officers of fraud, gross negligence or willful misconduct;

(ii) the conviction of the Administrator of a felony;

(iii) a material breach by the Administrator of the terms of this Agreement which breach is not cured within 30 days after receipt by the Administrator of a notice of such breach from any member of the Issuer (provided that if such breach is not capable of cure within 30 days, and Administrator is diligently taking steps to cure the breach, then no such event shall be deemed to have occurred unless and until the Administrator fails to cure such breach within 60 days after receiving notice thereof);

(iv) a material violation by the Administrator or any of its executive officers of any applicable law that has a material adverse effect on the business of the Issuer; or

(v) the bankruptcy or insolvency of the Administrator.

(c) The Parties shall, on the date of such termination or if it does not have the available funds on such date, as soon as practicable after it does have the available funds, pay any accrued but unpaid costs subject to reimbursement by such Parties through to such date.

7. **Notices**.

(a) All notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be given by personal delivery, mailed by internationally recognized courier service or airmail, or sent by email with return receipt requested to the following addresses of the Parties or to such other address as such Party may have specified for notice:

(i) If to the Administrator:

Noyack Capital LLC
Attn: Charles J. Follini
11 Park Place, 3rd Floor
New York, NY 10007

(ii) If to the Issuer:

Noyack Fine Art I, LLC
Attn: Stephen I. Robie
11 Park Place, 3rd Floor
New York, NY 10007

(b) Any notice shall be deemed received, unless earlier received, (i) if sent by courier service, on the second Business Day after delivery to the courier service, (ii) if sent by certified or registered airmail, return receipt requested, when actually received, (iii) if sent by standard airmail, five Business Days after posting in the mail, and (iv) if sent by email transmission or delivered by hand, on the date of receipt as evidenced by a return receipt in the case of email transmission.

8. **Arbitration**.

(a) Either Party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 8 (this "***Arbitration Provision***"). The arbitration shall be conducted in New York, New York. As used in this Arbitration Provision, "***Claim***" shall include any past, present, or future claim, dispute, or controversy involving the Parties or any Protected Person relating to or arising out of this Agreement, including (except to the extent provided otherwise in the last sentence of Section 8(e) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counterclaims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

(b) The party initiating arbitration shall do so with the American Arbitration Association (the "***AAA***") or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the arbitrator administrator (the "***Arbitrator Administrator***") selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the Arbitrator Administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the Arbitrator Administrator apply.

(c) If a Party elects arbitration, such party shall pay all the Arbitrator Administrator's filing costs and administrative fees (other than hearing fees). Each Party shall bear the expense of its own attorney's fees, except as otherwise provided by law.

(d) Within 30 days of a final award by the arbitrator, a party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the Arbitrator Administrator. In the event of such an appeal, an opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the Arbitrator Administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the "***FAA***"), and may be entered as a judgment in any court of competent jurisdiction.

(e) Each party agrees not to invoke its right to arbitrate an individual Claim that a party may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.

(f) Unless otherwise provided in this Agreement or consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No party or arbitrator shall have the power or authority to waive, modify, or fail to enforce this Section 8(f), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this Section 8(f) shall be determined exclusively by a court and not by the party or any arbitrator.

(g) This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable

substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

(h) This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the Parties; and (ii) the bankruptcy or insolvency of any Party or other party. If any portion of this Arbitration Provision other than sub-section (e) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in Section 8(e) are finally adjudicated pursuant to the last sentence of Section 8(e) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

9. Miscellaneous.

(a) *Amendment*. This Agreement may not be modified or amended in any manner other than by an instrument in writing signed by the Parties or their respective successors or permitted assigns.

(b) *Covenant to Provide Financial Information and Maintain Sufficient Capital*. The Administrator shall obtain and maintain the necessary capital to fulfill its obligations under this Agreement and shall remain solvent. The Administrator will report to the Issuer on a semi-annual basis its current and total assets, current and total liabilities, and total equity.

(c) *Waivers*. No provision of this Agreement shall be deemed to have been waived unless such waiver is in writing and signed by or on behalf of the Party granting the waiver.

(d) *Entire Agreement*. Other than as specifically set forth herein, this Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes any prior agreement or understanding between them with respect to such subject matter.

(e) *Severability*. In case any provision in this Agreement shall be deemed to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

(f) *Governing Law*. This Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to the conflicts of laws principles thereof. To the extent of any disagreement or matter relating to this Agreement, including, without limitation, the enforceability of the arbitration provisions of this Agreement or the enforcement of any arbitration award, such disagreement or matter shall be exclusively submitted to the federal or state courts located in the City of New York.

(g) *Limitation on Damages*. IN NO EVENT SHALL ANY PARTY BE LIABLE TO ANY OTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED AND HAVE EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE OR REGULATION.

(h) *WAIVER OF JURY TRIAL*. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATED THERETO.

(i) *Successors and Assigns*. Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns.

(j) *Third Party Beneficiaries*. Each Protected Person is an intended third-party beneficiary of this Agreement and shall have the right to enforce its rights under this Agreement as if it were a direct Party. Other than as set forth herein, this Agreement is between the Parties and there are no other third-party beneficiaries hereto, and no other party shall have the right to enforce this Agreement.

(k) *Headings*. Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision hereof.

(l) *Interpretation*. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, the feminine or neuter gender shall include the masculine, the feminine and the neuter gender.

(m) *Counterparts*. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the Parties hereto have entered into this Agreement as of the Effective Date.

ADMINISTRATOR:

Noyack Capital LLC,
a New York limited liability company

DocuSigned by:
By: Charles J. Follini
440C91D3CE2E484...
Name: Charles J. Follini
Title: Managing Principal

ISSUER:

Noyack Fine Art I, LLC,
a Delaware limited liability company

DocuSigned by:
By: Charles J. Follini
440C91D3CE2E484...
Name: Charles J. Follini
Title: Chief Executive Officer